As filed with the Securities and Exchange Commission on May 15, 2012

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Taiwan Fund, Inc.

(Name of Subject Company (Issuer))

The Taiwan Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

874036106

(CUSIP Number of Class of Securities)

The Taiwan Fund, Inc.

c/o State Street Bank and Trust Company

2 Avenue de Lafayette

P.O. Box 5049

Boston, Massachusetts 02206-5049

Attention: Tracie A. Coop, Secretary

1-877-864-5056

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Leonard B. Mackey, Jr., Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019-6131

(212) 878-8849

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$159,903,911.52 (a)	$18,324.99 (b)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 9,288,045 shares of common stock of the Fund (50% of the total number of shares outstanding on May 8, 2012) by $17.22 (99% of the net asset value per share of $17.39 as of the close of ordinary trading on the New York Stock Exchange on May 8, 2012).
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Taiwan Fund, Inc., a Delaware corporation (the “Fund”), to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), or 9,288,045 Shares in the aggregate, upon the terms and subject to the conditions contained in the Offer to Repurchase dated May 15, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer will expire at 5:00 p.m., New York time on June 13, 2012, unless extended.

Copies of the Offer to Repurchase, dated May 15, 2012, and the Letter of Transmittal, among other documents, have been filed by the Fund as Exhibits to this Schedule TO pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 required to be disclosed in this Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Repurchase, dated May 15, 2012.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(5)(i)	Text of press release dated and issued on February 1, 2012.

(a)(5)(ii)	Text of press release dated and issued on March 1, 2012.

(a)(5)(iii)	Text of press release dated and issued on May 15, 2012.

(b)	None.

(d)	None.

(g)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TAIWAN FUND, INC.

/s/ JAMIE SKINNER
Name:	Jamie Skinner
Title:	President

Dated: May 15, 2012

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